02055439

Deutsche Bank

Oct. 8, 2002

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 09 2002
WASH. D.C. 154 SECTION

Re: Menzies Gold - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Menzies Gold, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Menzies Gold. The SEC file number relating to such exemption is 82-4536.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have provided a SASE for that purpose.

Thank you.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Sincerely,

Paul Martin
Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
As ADR Depositary

dlw 10/30

Attached:

- Press Rel- AGM Date
- Press Rel - Rothsay Drilling Results
- New Issues of Securities - Appendix 3B

file

MENZIES GOLD

4 October 2002

The Manager
Company Announcements Office
Australian Stock Exchange Ltd
4th Floor, 20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

ANNUAL GENERAL MEETING DATE

Menzies Gold Limited will be holding its Annual General Meeting at 9.30am on Thursday, 28 November 2002 at the Holiday Inn, 778 Hay Street, Perth, Western Australia.

Yours faithfully

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

F:\PUBLIC\MENZIES\ASX\2002\Announce 041002 (AGM).doc

PRESS RELEASE 4 OCTOBER 2002
ROTHSAY DRILLING RESULTS

Menzies is pleased to announce that the Company has successfully completed the first phase of a metallurgical/resource drilling programme on the Rothsay deposit in the Murchison province of Western Australia. The programme was designed to obtain a suitable metallurgical sample to test the blending characteristics of the ore, with the ore planned to be mined from Menzies' Deflector deposit, part of the King Solomon Mines Operation.

A total of nine hundred and thirty-nine metres (939m) of reverse circulation pre-collar drilling followed by three hundred and seventeen point three-nine metres (317.39m) of HQ diamond tails were completed in four angled holes, including three wedged holes, and one vertical drill hole during the period 30 July to 14 August, 2002.

The programme was designed to test the Rothsay lode structure below the previous workings, for both metallurgical evaluation and resource definition. The Rothsay gold reef dips at approximately seventy degrees towards grid east, and was intersected in all five holes, with results of hole RODDH SOO5 returning a true width of 1.4m of 24.88 g/t gold. Holes RODDH SOO3 and RODDH SOO4 intersected anomalous gold values, and testify to the spotty nature of such reef systems.

Hole Number	Northing	Easting	Azimuth	Incl	From (m)	To (m)	Interval (m)	Au g/t
RODDH S001	39797	10107	234°	70°	212.07	212.28	0.21	5.30
RODDH S002	40030	10095	234°	70°	165.00	165.66	0.66	9.35
RODDH W002	40030	10095	234°	70°	164.73	165.30	0.57	11.50
RODDH S005	40200	10055	234°	90°	163.94	164.94	1.00	4.55
RODDH S005	40200	10055	234°	90°	164.94	165.94	1.00	59.00
RODDH S005	40200	10055	234°	90°	165.94	166.81	0.87	25.80
RODDH S005	40200	10055	234°	90°	166.81	167.81	1.00	10.30

Table 1 Drilling results from HQ diamond drilling across the Rothsay reef.
Results reported are downhole intervals with greater than one gram.metre intersection.

The drilling intervals above have been used to blend into a representative sample for metallurgical testwork.

Menzies may earn up to 65% interest in the project, subject to Central West's decision to contribute to project costs or dilute. Thundelarra's 35% equity will be free carried during the feasibility study and carried to commencement of production. The carried expenditure will be refunded from 70% of Thundelarra's cash inflows from production revenues.

The ore from Rothsay will be treated through the Menzies' gold treatment plant at the King Solomon Mines Operation, which will be upgraded to handle ore from the Deflector Mine as well as Rothsay.

The Rothsay project has an Indicated/Inferred Resource of 69,000 ounces at an average grade of 11.0 g/t, using a 7 g/t cut off and a 1.2m minimum mining width. The Rothsay mine is developed on a major shear zone, with consistent quartz veining extending for over 600 metres in the immediate vicinity of the mine.

Drilling by Thundelarra in 2001 has extended the gold bearing portion of the vein some 150 metres south of the existing workings, with drill intersections of 5 metres @9.2 g/t Au and 0.63m @ 20.38 g/t Au between 86m and 165m depth.

MENZIES GOLD

2 October 2002

The Manager
Australian Stock Exchange Ltd
Level 4, 20 Bridge Street
Sydney, NSW 2000

Dear Sir

NEW ISSUE OF SECURITIES – APPENDIX 3B

Menzies Gold Ltd has completed the issue of 11,625,000 fully paid ordinary shares, details of which are provided in the attached Appendix 3B.

In accordance with the requirements of ASIC Class Order 02/272, the Company confirms that there is no information to disclose of the kind that would otherwise require disclosure in a Disclosure Document pursuant to section 713(5) of the Corporations Act 2001.

Yours faithfully

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861

122 Kewdale Road Kewdale WA 6105 AUSTRALIA
Phone (61-8) 9353 7200 Fax (61-8) 9353 7222
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MENZIES GOLD LTD

ABN

98 009 075 861

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,625,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares rank equally with existing quoted shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Refer section 3 above
5	Issue price or consideration	4 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds will be used to:- • complete the acquisition of additional plant & equipment for the Murchison mine operations; • commence studies for the development of the Deflector property, particularly with respect to plant upgrades that will be necessary for ore treatment; • part settle the liability to King Solomon Mines Ltd vendors; and • augment general working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 October 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
185,346,912	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,826,915 44,375,000	Ordinary shares Options – see Attachment 1 for details

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are no plans to pay dividends at this stage.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/a
12	Is the issue renounceable or non-renounceable?	N/a
13	Ratio in which the +securities will be offered	N/a
14	+Class of +securities to which the offer relates	N/a
15	+Record date to determine entitlements	N/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/a
17	Policy for deciding entitlements in relation to fractions	N/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/a
19	Closing date for receipt of acceptances or renunciations	N/a

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/a
21	Amount of any underwriting fee or commission	N/a
22	Names of any brokers to the issue	N/a
23	Fee or commission payable to the broker to the issue	N/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/a
28	Date rights trading will begin (if applicable)	N/a
29	Date rights trading will end (if applicable)	N/a
30	How do +security holders sell their entitlements *in full* through a broker?	N/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a
33	+Despatch date	N/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director) Date: 2 October 2002

Print name: Paul Ingram

== == == == ==

+ See chapter 19 for defined terms.

ATTACHMENT 1

UNQUOTED OPTIONS - EXERCISE PERIODS AND EXPIRY DATES

Number	Exercise Price	Exercise Periods / Expiry Dates
3,750,000	$0.30	On or before 30 September 2003
7,000,000	$0.20	On or before 31 March 2005
7,750,000	$0.20	On or before 30 April 2005
25,875,000	$0.04	On or before 31 March 2007
44,375,000	Total unquoted options	

+ See chapter 19 for defined terms.